Filed pursuant to Rule 424(b)(3)

Registration No. 333-286294

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated April 11, 2025)

Fold Holdings, Inc.

49,161,055 Shares of Common Stock

925,590 SATS Warrants to Purchase Shares of Common Stock

12,434,658 Shares of Common Stock Issuable Upon Exercise of the Public Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 11, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286294). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment No. 2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2025 (the “Amended Current Report”). Accordingly, we have attached the Amended Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the symbols “FLD” and “FLDDW,” respectively. The last reported sales price of our Common Stock and Warrants on the Nasdaq Stock Market LLC on May 27, 2025 were $4.69 per share of Common Stock and $0.74 per Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and other risk factors contained in the documents incorporated by reference therein, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 28, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2025

Fold Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41168	86-2170416
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11201 North Tatum Blvd., Suite 300, Unit 42035 Phoenix, Arizona	85028
(Address of principal executive offices)	(Zip Code)

(866) 365-3277

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	FLD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FLDDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 2 to the Current Report on Form 8-K/A is being filed with the Securities and Exchange Commission to amend the Current Report on Form 8-K filed by Fold Holdings, Inc. (the “Company”) on May 5, 2025 (the “Original Form 8-K”), as amended on May 22, 2025, to amend and supplement the disclosure under Item 5.02 of the Original Form 8-K regarding Mr. McManus’s annual base salary, bonus, and eligibility for certain payments and benefits under the Company’s Executive Severance Plan (as defined below). This Amendment No. 2 continues to speak as of the date of the Original Form 8-K, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a later date.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 22, 2025, the Compensation Committee approved Mr. McManus’s annual base salary of $360,000 plus the ability to earn a bonus of up to 50% of such base salary per year, in each case less applicable withholdings and deductions. Additionally, on May 23, 2025, the Compensation Committee approved Mr. McManus’s participation in the Company’s Executive Severance Plan (the “Executive Severance Plan”).

In accordance with the terms of the Executive Severance Plan, in the event of a termination of employment by the Company without “cause” or by Mr. McManus for “good reason” (each as defined in the Executive Severance Plan) (each, a “Qualifying Termination”), Mr. McManus will be eligible to receive the following payments and benefits: (i) continued payment of Mr. McManus’s base salary for nine months following the Qualifying Termination; (ii) Company-subsidized COBRA continuation for Mr. McManus and his covered dependents for up to nine months following the Qualifying Termination; and (iii) each outstanding Company equity award held by Mr. McManus as of the date of the Qualifying Termination will be treated in accordance with the terms and conditions of the applicable Company equity plan and award agreement governing such equity award.

In the event of Mr. McManus’s Qualifying Termination during the 12-month period following the consummation of a “change in control” of the Company (as defined in the 2025 Incentive Award Plan or successor equity incentive plan) or, solely if such Qualifying Termination is at the request of the acquirer in the change in control or otherwise related to the change in control, during the three-month period prior to the consummation of such change in control, Mr. McManus will be eligible to receive the following payments and benefits (in lieu of the payments and benefits described above): (i) an amount equal to 12 months of base salary, payable in a lump sum; (ii) Company-subsidized COBRA continuation for Mr. McManus and his covered dependents for up to 12 months following the Qualifying Termination; (iii) an amount equal to 100% of Mr. McManus’s target annual cash performance bonus for the Company fiscal year in which such Qualifying Termination occurs, payable in a lump sum; and (iv) except to the extent that the applicable Company equity plan or award agreement governing an equity award provides otherwise, full accelerated vesting of outstanding and unvested Company equity awards, with any performance goals applicable to such equity awards deemed achieved at target performance.

Mr. McManus’s right to receive the applicable severance payments and benefits is subject to his execution, delivery, and, as applicable, non-revocation of a general release of claims in favor of the Company and its affiliates, and continued compliance with any applicable restrictive covenants. Additionally, if any payments under the Executive Severance Plan, together with any other amounts paid to Mr. McManus, would subject Mr. McManus to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net after-tax result for Mr. McManus.

The foregoing summary of the Executive Severance Plan is qualified in its entirety by reference to the full text of the Executive Severance Plan, a copy of which was attached as Exhibit 10.17 to the Current Report on Form 8-K filed on February 14, 2025, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOLD HOLDINGS, INC.

	By:	/s/ Will Reeves
		Name:	Will Reeves
		Title:	Chief Executive Officer

Dated: May 28, 2025